Filed Pursuant to Rule 424(b)(3)
Registration No. 333-273090

ALIMERA SCIENCES, INC.

PROSPECTUS SUPPLEMENT NO. 1

TO PROSPECTUS DATED July 12, 2023

This Prospectus Supplement No. 1 supplements and amends the prospectus dated July 12, 2023 (the “Prospectus”), covering the offering and sale of up to 49,763,960 shares of common stock, par value $0.01 per share (the “Common Stock”), of Alimera Sciences, Inc., a Delaware corporation (the “Company”), consisting of: (i) 45,617,114 shares of Common Stock (the “Series B Conversion Shares”) issuable upon conversion of shares of Series B Convertible Preferred Stock (the “Series B Preferred”) issued in private placements in March 2023 (the “Tranche 1 Private Placement”) and May 2023 (the “Tranche 2 Private Placement”, together with the Tranche 1 Private Placement, the “Private Placements”), (ii) up to 1,600,000 shares of Common Stock issuable upon exercise of warrants (the “Warrants” and such shares, the “Warrant Shares”) issued in the Tranche 1 Private Placement, (iii) 1,401,901 shares of Common Stock issued in the Tranche 2 Private Placement (the “Private Placement Shares”) and (iv) 1,144,945 shares of Common Stock issued to Ocumension Therapeutics in a private placement in April 2021 (the “Ocumension Shares”), by the selling stockholders identified in the Prospectus (the “Selling Stockholders”), including their transferees, pledgees, donees or successors.

On August 1, 2023, the Company filed a certificate of amendment (the “Certificate of Amendment”) to the Certificate of Designation of Series B Convertible Preferred Stock (the “Certificate of Designation”) with the Secretary of State of the State of Delaware. Prior to such amendment, the Certificate of Designation provided that the Series B Preferred would automatically convert (the “Mandatory Conversion”) in full into Common Stock following approval by the Company’s stockholders of the issuance of shares of Common Stock upon conversion of the Series B Preferred and the issuance of shares of Common Stock upon exercise of certain warrants (such approval, the “Stockholder Approval”). The Certificate of Amendment provides that the Company may issue pre-funded common stock warrants (the “Pre-Funded Warrants”) to certain holders of Series B Preferred that elected to receive Pre-Funded Warrants prior to Stockholder Approval in lieu of a portion of Common Stock that would otherwise be issued in the Mandatory Conversion to such holders (such shares underlying the Pre-Funded Warrants, the “Pre-Funded Warrant Shares”). The Pre-Funded Warrants have an exercise price of $0.01 per share. The Pre-Funded Warrants were offered to holders of Series B Preferred whose Mandatory Conversion of Series B Preferred would otherwise result in such holders, together with their affiliates and certain related parties, beneficially owning more than 9.99% of the Company’s outstanding Common Stock immediately following the Mandatory Conversion the opportunity to purchase, if such holders so chose prior to Stockholder Approval, Pre-Funded Warrants, in lieu of shares of Common Stock that would otherwise result in such holder’s beneficial ownership exceeding 9.99% of the Company’s outstanding Common Stock.  For purposes of the Prospectus, 2,000,000 Series B Conversion Shares have been reallocated as 2,000,000 Pre-Funded Warrant Shares  that may be offered and sold by the Selling Stockholders pursuant to the Prospectus. The aggregate amount and type of securities being offered and sold by the Selling Stockholders, individually or collectively, pursuant to the Prospectus has not changed.

You should read this prospectus supplement, together with additional information described under the headings “Incorporation of Certain Information by Reference” and “Where You Can Find More Information” in the Prospectus carefully before you invest in our securities.

Investing in our securities involves a high degree of risk. Before making any investment in our securities, you should consider carefully the risks and uncertainties described in the section entitled “Risk Factors” beginning on page 6 of the Prospectus.

The date of this prospectus supplement is August 1, 2023.